FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Announces Latest Version of Magic xpi Integration Platform, Magic xpi 4.7

PRESS RELEASE

Magic Software Announces Latest Version of Magic xpi Integration Platform, Magic xpi 4.7

The new solution further extends the integration platform’s capabilities, offering secure and streamlined integrations for Salesforce and other systems

Or Yehuda, Israel, March 14, 2018 – Magic Software Enterprises Ltd., (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, today announced the launch of Magic xpi 4.7, a solution that enables organizations to quickly adapt to changing technologies and business conditions, while providing a multi-point low code solution that aims to lower IT development and operational costs associated with integration.

Magic Software, which recently extended its partnership with Salesforce, included new features in Magic xpi 4.7 to make the integration between Salesforce and other systems even easier.

By collaborating with Salesforce, Magic Software is significantly expanding its partners’ network and maximizing its service offering to customers around the world, enabling them to better serve their customers via all channels by connecting to back-office ERP and finance applications, and streamlining business processes across numerous applications.

Magic xpi 4.7 delivers quick, reliable and cost-effective enterprise application and business process integration for CRM, ERP and e-commerce vendors including Salesforce, SugarCRM, Microsoft Dynamics, SAP, Sage, SYSPRO, Microsoft SharePoint and more.

Enhancements in the Magic xpi 4.7 release include:

•

Expanded out-of-the-box connectivity with a new OData Provider connector. Magic xpi’s OData Client connector is now joined by a new OData Provider connector, making legacy back office data accessible as real-time OData to external systems, including Lightning Connect, an application development framework from Salesforce.

•

Active Directory Federation Services (ADFS) support for the SharePoint Online (MOSS) connector, adding an extra level of security to SharePoint integration projects. ADFS will authenticate users to Active Directory and also provide access to claims-aware applications, including Salesforce and Microsoft Office 365.

•

Ability to write new connectors based on Magic xpa Application Platform’s runtime technology.

•

Multiple features to improve programming productivity, for example visual indicators of data flow status and an enhanced monitor to provide an even more accurate bird’s eye view of all running projects.

"We’re excited to join forces with Salesforce, the global leader in CRM," said Yuval Lavi, VP of Technology & Innovation at Magic Software Enterprises. “With the release of Magic xpi 4.7, IT teams across organizations are empowered to innovate freely, deliver better customer experiences, quickly introduce new products to market and contribute to building a more agile and competitive enterprise.”

About Magic Software Enterprises

Magic Software Enterprises empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Salesforce, AppExchange and others are among the trademarks of salesforce.com, Inc.

Press Contact:

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Announces Latest Version of Magic xpi Integration Platform, Magic xpi 4.7

Exhibit 10.1